Exhibit 99.02

March 29, 2002

United States
Securities and Exchange Commission
Washington, D.C. 20549

Arthur Andersen LLP has represented to Northern States Power Company (a Minnesota corporation), Northern States Power Company (a Wisconsin corporation), Public Service Company of Colorado and Southwestern Public Service Company that its audit was subject to Andersen’s quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Andersen is not relevant to this audit.

/s/ EDWARD J. McINTYRE

Edward J. McIntyre
Vice President and Chief Financial Officer